FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                        Commission File Number: 001-15276

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.    Form 20-F  X     Form 40-F
                                                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.  Yes ___   No  X
                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            BANCO ITAU S.A.
                                                              (Registrant)



Date: November 14, 2002             By: /s/ Alfredo Egydio Setubal
                                        --------------------------
                                        Name:   Alfredo Egydio Setubal
                                        Title:  Investor Relations Officer

                                     By:  /s/ Silvio Aparecido de Carvalho
                                          --------------------------------
                                          Name:  Silvio Aparecido de Carvalho
                                          Title: Chief Accounting Officer

                                  EXHIBIT INDEX
                                  -------------


1.       Announcement to the Market
                i.  Re:  A Meeting of the Administrative Council on October 15,
                         2002, to discuss the resignation request submitted by the Managing Director, Fernando de Assis Pereira.

                                 Banco Itau S.A.
CNPJ - 60.701.190/0001-04                                     NIRE. 35300023978
                             A Publicly Held Company

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF OCTOBER 15, 2002
                               --------------------

         On October 15, 2002, the Administrative Council of BANCO ITAU S.A., met at its corporate headquarters under the chairmanship of Dr. Olavo Egydio Setubal to discuss the resignation request submitted by the Managing Director, Fernando de Assis Pereira.

         Examining the provisions of article 8, 8.1, of the articles of association, the Councilors unanimously decided:

a) in the light of the resignation request from the said director, of this date to maintain, the Board of Director's composition as decided by the Administrative Council at its meeting of May 2, 2002, and pursuant to the alterations authorized by this Council on August 5, September 25, and October 14, 2002;

b) consequently until the termination of its annual term of office, the said Board of Directors will comprise 73 (seventy-three) persons occupying 74 (seventy-four) posts, considering the accumulation of the positions of President and CEO. Within the overall Board of Directors, 20 (twenty) members will comprise the Executive Group as follows: the President, the CEO, 2 (two) Senior Vice-Presidents, 7 (seven) Executive Vice-Presidents, the Legal Consultant and 8 (eight) Executive Directors, the remainder being 8 (eight) Senior Managing Directors and 46 (forty-six) Managing Directors, all of whom will be non-members of the Executive Group;

         Having concluded all the items on the agenda, the meeting was declared closed and the present minutes transcribed, read, approved and signed by all those present. Sao Paulo-SP, October 15, 2002. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.


                 I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF
               THE ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER.
                         Sao Paulo-SP, October 15, 2002.


                                              ALFREDO EGYDIO SETUBAL
                                              Investor Relations Director